January 28,2009

VIA FEDERAL EXPRESS AND EDGAR

Tanisha Meadows
Staff Accountant
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Item 4.01 8-K
Filed January 20, 2009
File No. 001-32845

Dear Ms. Meadows:

On behalf of General Finance Corporation, a Delaware corporation (the “Company”), I am responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated January 22, 2009.  We have set forth each of the Staff’s numbered comments, followed by the Company’s response.  Concurrently with the delivery of this letter, the Company is filing via EDGAR its Current Report on Form 8-K/A reflecting the changes made in response to the Staff’s comments.  A copy of the Current Report on form 8-K/A, marked to show changes since the Current Report on Form 8-K filed on January 20, 2009, is enclosed for your convenience.

Unless otherwise indicated, all page references in this letter refer to the Current Report on Form 8-K/A.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Current Report on Form 8-K/A.

The information provided in response to your letter has been supplied solely by the Company, which is solely responsible for it.

Item 4.01 Form 8-K filed January 20, 2009

1.
We note that your disclosure that the Audit Committee of the Board of Directors approved the engagement of Crowe as your new independent registered public accounting firm.  Please disclose whether you actually engaged Crowe and the date thereof.  If you have not engaged Crowe, please acknowledge your obligation to file a current report on Form 8-K upon the engagement of Crowe as your new independent public accountant and provide disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

39 East Union Street, Pasadena, California 91103 • (626) 584-9722 • (626) 795-8090 Facsimile

General Finance Corporation
January 28, 2009

On January 19, 2009 the Company engaged Crowe as its new independent registered public accounting firm.  We have revised the Current Report on Form 8-K/A to reflect that the Company engaged Crowe as its new independent registered public accounting firm on January 19, 2009.

2.	Please specifically state whether GHC resigned, declined to stand for re-election or was dismissed and the date thereof, as required by paragraph (a)(1)(i) of Item 304 of Regulation S-K.

On January 19, 2009 GHC resigned as the independent registered public accounting firm of the Company.  We have revised the Current Report on Form 8-K/A to reflect that GHC resigned as the independent registered public accounting firm of the Company on January 19, 2009.

3.
Please note that you are required to file an updated letter from the former accountant stating whether the firm agrees with the statements made in an amendment to the filing in response to our comments and, if not, stating the respects in which the firm does not agree.  The updated letter should be filed within two business days of its receipt or 10 business days after filing the amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

The Company acknowledges the obligation under Items 304(a)(3) and 601(b)(16) of Regulation S-K to file an updated letter from the former accountant stating whether the firm agrees with the statements made in an amendment to the Current Report on Form 8-K/A in response to the comments of the Staff of the Securities and Exchange Commission and, if not, stating the respects in which the firm does not agree.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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39 East Union Street, Pasadena, California 91103 • (626) 584-9722 • (626) 795-8090 Facsimile

General Finance Corporation
January 28, 2009

Please contact me directly at (626) 584-9722 extension 1008 if you have any questions or comments regarding the foregoing.

Very truly yours, /s/ Christopher A. Wilson Christopher A. Wilson, Esq

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39 East Union Street, Pasadena, California 91103 • (626) 584-9722 • (626) 795-8090 Facsimile